

April 18, 2013

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Holding Corporation
227 W. Monroe, 27th Floor
Chicago, IL 60606

> **Re:** **Ryerson Holding Corporation**
> **Amendment No. 14 to Registration Statement on Form S-1**
> **Filed March 22, 2013**
> **File No. 333-164484**

Dear Mr. Arnold:

We have reviewed your response to our comments in our letter dated May 10, 2012 and have the following additional comments. Please note that the page numbers referenced below refer to the marked copy of your filing.

General

1. We note your response to our prior comment 1 and reissue. Please revise to disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

Industry and Market Data

2. Please advise whether any of the data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Prospectus Summary, page 1

Our Company, page1

3. In the first paragraph, please also provide revenue for the year ended December 31, 2012.

4. We note your response to our prior comment 3 on page 2 and reissue in part. Please revise to clarify that you have elected "to opt out of compliance with certain NYSE corporate governance requirements" and that "stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements."

Industry and End Market Outlook, page 2

5. At the top of page 3, if practicable, please update to include a chart for 2012 for steel industry demand. Similarly revise at page 63.

Metals Pricing, page 4

6. We note your disclosure regarding "recent permanent capacity reductions" in your industry. Please revise to balance your disclosure regarding the growth of your industry by briefly describing these "permanent capacity reductions."

Our Competitive Strengths, page 4

7. We note your disclosure that you believe that you will experience higher growth rates relative to North American economic improvement. Please revise to balance the disclosure to indicate that there is no guarantee that you will experience such growth.

Broad and Geographic Reach across Attractive End Markets, page 5

8. Please revise the last sentence in this section to state as a belief. Similarly, please revise the last sentence of your Established Platform for Organic and Acquisition Growth section on page 6.

Established Platform for Organic and Acquisition Growth, page 6

9. Refer to the last paragraph in this section. In regards to the reference to the possibility of acquisitions, please clarify here you have no current plans.

Lean Operating Structure Providing Operating Leverage, page 6

10. We note your response to our prior comment 9. Please tell us how you selected the companies in your peer group and how many companies were in your peer group.

Strong Relationships with Suppliers, page 7

11. Please revise to clarify what you mean by "through continued discipline" in the third sentence in this section. In addition, please clarify what you mean by "partner relationship." To the extent that you have formed partnerships with suppliers, please file the partnership agreements as exhibits in your next amendment.

Our Strategy, page 7

12. Please revise to balance your disclosure in this section by disclosing that in 2012 your net sales decreased by 14.9% as compared to 2011.

13. We note your comparison of fourth quarter 2010 to fourth quarter 2012 in the first paragraph regarding gross margins. Please revise to also include a comparison of fourth quarter 2011 or delete this disclosure.

14. Please revise to remove the reference to compound annual growth rate from 2010 to 2012. Please refrain from referring to compound growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented.

15. In addition, please revise to disclose the increase in revenue from your fabrication operations in 2012 as compared to such revenue in 2011.

Summary Historical Consolidated Financial and other Data, page 15

16. We note that you present the non-GAAP measure, Adjusted EBITDA, excluding LIFO, in your summary historical consolidated financial and other data on page 16. Please revise to explain why management believes the presentation of this non-GAAP measure provides useful information to investors and to the extent material disclose the additional purposes if any for which the Company's management uses this non-GAAP measure. Refer to the disclosure requirements outlined in Item 10(e) of Regulation S-K.

17. We note that you have disclosed the ratio of your tangible assets to total net debt for all periods presented on page 16. Please revise footnote (5) to disclose how this ratio was calculated for each period presented.

Risk Factors, page 18

Risks Relating to Our Business, page 18

We have a substantial amount of indebtedness, page 19

18. Please revise to disclose the amount of indebtedness attributable to your outstanding notes.

Use of Proceeds, page 32

19. We note your responses to our prior comments 17 and 18. Please clarify which indebtedness you are repaying. As such, please revise to identify the interest rate and maturity of the indebtedness that you intend to repay with the proceeds from this offering pursuant to Item 504. To the extent that such indebtedness was incurred within one year, please revise to disclose the use of the proceeds of such indebtedness or tell us why this is not necessary.

Contractual Obligations, page 49

20. We note that the company has revised the registration statement to include a pro forma table of contractual obligations that gives effect to the offering and related use of proceeds. Please revise to also include a table reflecting your actual contractual obligations as of December 31, 2012 as required by Item 303(a)(5) of Regulation S-K.

21. Also, please revise your pro forma table of contractual obligations to disclose the Company's long-term debt and other obligations immediately after the stock offering, as well as the increase in the Ryerson Credit Facility that will occur as a result of the payment of the termination fee to Platinum in connection with terminating the Services Agreement, once these amounts are determined.

Business, page 57

Lean Operating Structure Providing Operating Leverage, page 60

22. Please revise to disclose the average number of inventory days in 2011.

Our Strategy, page 61

Expand Margins, page 61

Implement Value Driven Pricing, page 62

23. We note your response to our prior comment 22 and reissue. Please revise to provide a brief definition of "value driven pricing" here and on page 8.

Pursue Profitable Growth Through Expansion and Value-Accretive Acquisitions, page 62

24. We note your response to our prior comment 24 and reissue. Please revise to disclose here and on page 8 that you do not have any material acquisitions pending or identified.

Material U.S. Federal Income and Estate Tax Considerations, page 109

25. Please revise to remove your statement that this section is included for "general information only and is not tax advice."

Report of Independent Registered Public Accounting Firm, page F-2

26. We note from your response to our prior comment 2, and reissue our prior comment. Prior to the planned effectiveness of the Company's Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Note 20. Subsequent Events, page F-41

27. We note your response to our prior comment 31 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to retroactively reflect the stock split.

Exhibits

28. Please file the Stock Incentive Plan as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson (202) 551-3346 or Linda Crvkel (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Christopher Greer, Esq.
        Willkie Farr & Gallagher LLP